Exhibit 99.13

Disclosure of Transactions in Own Shares

Paris, December 26, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 19 to December 23, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
19/12/2022	541,693	57.008906	30,881,325.32	XPAR
19/12/2022	330,000	56.942051	18,790,876.83	CEUX
19/12/2022	131,000	56.914612	7,455,814.17	TQEX
19/12/2022	68,000	56.940146	3,871,929.93	AQEU
20/12/2022	767,427	57.147418	43,856,471.55	XPAR
20/12/2022	200,000	57.147943	11,429,588.60	CEUX
20/12/2022	50,000	57.140571	2,857,028.55	TQEX
20/12/2022	50,000	57.137522	2,856,876.10	AQEU
21/12/2022	709,702	58.504243	41,520,578.27	XPAR
21/12/2022	250,000	58.522449	14,630,612.25	CEUX
21/12/2022	70,000	58.518429	4,096,290.03	TQEX
21/12/2022	30,000	58.416476	1,752,494.28	AQEU
22/12/2022	758,923	59.488123	45,146,904.77	XPAR
22/12/2022	200,000	59.508784	11,901,756.80	CEUX
22/12/2022	70,000	59.517725	4,166,240.75	TQEX
22/12/2022	30,000	59.502960	1,785,088.80	AQEU
23/12/2022	556,957	59.129371	32,932,517.08	XPAR
23/12/2022	277,497	59.133142	16,409,269.51	CEUX
23/12/2022	74,655	59.124170	4,413,914.91	TQEX
23/12/2022	34,346	59.132890	2,030,978.24	AQEU
Total	5,200,200	58.225945	302,786,556.74

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

* * * * *

TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com